Steven M. Skolnick Partner 1251 Avenue of the Americas New York, New York 10020 T 973 597 2476 F 973 597 2477 sskolnick@lowenstein.com

October 6, 2017

Gary Newberry

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Motus GI Holdings, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 3, 2017
CIK No. 0001686850

Dear Mr. Newberry:

On behalf of Motus GI Holdings, Inc. (the “Company”), we are hereby responding to the letter, dated July 17, 2017 (the “Comment Letter”), from Amanda Ravitz, Assistant Director of the staff (the “Staff”), Office of Electronics and Machinery, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s amended confidential draft Registration Statement on Form S-1 submitted July 3, 2017 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting a revised Draft Registration Statement with the Commission (the “Amendment”). For ease of reference, set forth below in bold are the comments of the Staff with respect to the Draft Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Draft Registration Statement unless defined herein.

Gary Newberry	October 6, 2017

The Company has authorized us to respond to the Comment Letter as follows:

Prospectus Cover Page

1. Please reconcile your response to prior comment 1 that no selling stockholders need to be identified as underwriters with the continued disclosures that “certain” selling stockholders and intermediaries are broker-dealers. Also, it is unclear from your revisions in response to prior comment 1 where in the footnotes you identify which selling stockholders are broker-dealers. Please revise to clarify which selling stockholders are broker-dealers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and the introductory paragraph to the selling stockholder table, in response to the Staff’s comment. The Company has further revised the footnotes to the selling stockholder table, with respect to selling stockholders that are affiliates of FINRA member firms, to indicate that such selling stockholders purchased their securities in the ordinary course of business for their own account and at the time of purchase of the securities, such selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Based on such analysis, the Company has concluded there are no broker-dealers that are selling stockholders, and has accordingly eliminated any such disclosure on the prospectus cover page.

Out-Patient Opportunity…, page 36

2. We note your response to prior comment 11. Please tell us how the information you supplementally provided supports the statistics and the identity of the party who performed the research disclosed in your registration statement. Also, please tell us whether you commissioned any of the third-party data you disclose for use in connection with your registration statement. If so, please note that the third-party’s consent may be required pursuant to Rule 436.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36, in response to the Staff’s comment. Additionally, the Company is herewith supplementally providing to the Staff, together with this letter, a copy of the market research findings referenced in the second sentence of this section (the “Market Research Findings”). Pages 30, 32, and 33 of the Market Research Findings prepared by the third party research group support the statistics included on page 36 of the Draft Registration Statement.

Gary Newberry	October 6, 2017

In 2015, the Company retained the third party research group as a service provider to validate, through interviews conducted by the third party research group, the market opportunity and economic value of the Pure-Vu system and to determine physician and patient willingness to pay for the Pure-Vu system. The Company advises the Staff that the third party research group referenced on page 36 of the Draft Registration Statement is not an “expert” under Rule 436, but rather, as indicated in the Draft Registration Statement, is a third-party service provider that the Company engaged to conduct market research on the Company’s behalf. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933, as amended (the “Securities Act”) provides an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company advises the Staff that this third party research group is not among the classes of persons subject to Section 7 and Rule 436 as “experts” unless, in accordance with Compliance and Disclosure Interpretation (“C&DI”) 233.02, the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” The Company submits that the information contained in the Draft Registration Statement is not based on an expert study or report because it is merely based on the results of a series of interviews with industry participants and reflects the aggregate data derived from such interviews, rather than the opinion or judgment of an expert. Further, the reference to the information from the third party research group was not intended to infer that such information was “expertised,” but rather was intended to convey information that the Company relied upon in identifying and analyzing market opportunities for its Pure-Vu system.

Additionally, the Company and the other Section 11 persons understand that, if a third party does not provide a consent in accordance with Rule 436, such disclosure would not be deemed “expertised” and the liability framework of Section 11 of the Securities Act would not operate to shift the burden of reasonable investigation away from the Section 11 persons to such third party. The Company and the other Section 11 persons understand that they will be subject to Section 11 liability with respect to the data included in the Draft Registration Statement and the third party research group will not assume any potential liability with respect to the information relied on by the Company.

The Company further notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from the Market Research Findings was prepared to determine the market opportunity and economic value of the Pure-Vu system and to determine physician and patient willingness to pay for the Pure-Vu system for use by management in its continuing operation of the Company, not specifically for use in connection with the Draft Registration Statement. As a result of the foregoing, the Company advises that the third party research group which prepared the Market Research Findings are not experts within the meaning of Section 7 of the Securities Act and for purposes of Rule 436, and the Company does not believe that a consent from the third party research group is required to be filed under Securities Act Rule 436.

Gary Newberry	October 6, 2017

Pre-Clinical and Clinical Data and Safety, page 37

3. We note your response to prior comment 12. Please clarify the preparatory regime used in the porcine animal model pre-clinical experimentation

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 38, in response to the Staff’s comment.

U.S. Market Entry Strategy, page 41

4. Please expand your response to prior comment 16 to clarify your disclosure that “initial cases have been performed.” Your revised disclosure should explain your current status of the pilot program you describe, the nature and number of initial cases conducted and what those initial cases have shown.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 41, in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 68

5. We note your response to prior comment 20. Please provide us your analysis in determining that the share exchange transaction did not constitute a related party transaction requiring disclosure under Item 404 of Regulation S-K. If the share exchange resulted in a person becoming a “related person” under Item 404 of Regulation S-K, disclosure about that transaction should be provided pursuant to that item.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on page 70, in response to the Staff’s comment.

Notes to Consolidated Financial Statements

Royalty payment rights on series A preferred stock, page F-29

6. We note your response to prior comment 28. Please tell us and revise your financial statements to discuss your consideration of ASC 815 in accounting for the preferred stock royalty rights and whether they are clearly and closely related to the preferred stock. Include a discussion of how you bifurcated the royalty rights, determined the initial fair value of $1,410,000 and determined the subsequent change in fair value of $65,000 during the three months ended March 31, 2017.

Response: In accordance with ASC 815, the royalty rights would typically require bifurcation as the economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract (the preferred shares). However ASC 815-10-15-59(d) provides a scope exception that applies to contracts with settlements based on “the volume of items sold or services rendered, for example, royalty agreements”. As the contract includes a royalty agreement based on future net sales and/or licensing of the company’s products, the royalty rights are exempt from the scope of ASC 815.

Gary Newberry	October 6, 2017

As the royalty rights are not in scope of ASC 815, and in the lack of another accounting standard that prescribes the recognition and measurement of such royalty rights, we concluded on accounting for the royalty rights as a liability to be measured at fair value at each cut-off date based on the definition of a liability in Concept 6, paragraph 36 (and as further detailed in our response to Comment #28 of the initial letter). We believe such accounting is the appropriate accounting as there is no discretion on behalf of the Company to avoid the payment of these royalties (whether the preferred shares are automatically converted 3 years from the closing date of the private placement or whether they are converted at an earlier date upon notice by the Company to its preferred shareholders of conversion, a royalty rights certificate will remain in the hands of the holder of the preferred shares, together with the common shares to be issued upon conversion).

The fair value of the liability at inception was calculated using the income approach by discounting the future cash flows to their net present value over the royalty term. As these royalty rights are to be measured at fair value with subsequent changes in the fair value to be recorded in the statement of operations as finance income or expense, we first allocated the fair value calculated in the manner described above to the royalty rights and the residual value was allocated to the preferred shares and recorded as equity.

The subsequent change in fair value of the royalty right for the period ended March 31, 2017 was due to the passage of time which resulted in an increase in the fair value of the liability of $65K that was recorded in profit and loss. The subsequent change in fair value of the royalty right for the period ended June 30, 2017 was due to the passage of time which resulted in an increase in the fair value of the liability of $134K that was recorded in profit and loss.

Any questions regarding the contents of this letter, the Draft Registration Statement on Form S-1 should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc:	Mark Pomeranz